Exhibit 10.9

WEDNESDAY, AUGUST 19, 2020

Dear Robert,

It is with great enthusiasm that Talis Biomedical Corporation is providing you an employment offer for the full-time position of Chief Commercial Officer, reporting to Brian Coe, Chief Executive Officer.

We are pleased to offer you a base salary of $300,000.00 per year which is paid on a semi-monthly basis. The target annual bonus for this position is 30%. Your salary and any additional compensation, such as any discretionary bonus payment, will be subject to standard payroll deductions and applicable withholdings. If you join the Company between January 1 and September 30, you will be eligible for a pro-rated bonus for that calendar year. You must be employed through the date bonuses are awarded to employees generally in order to be eligible for the bonus. Of course, the Company may change your compensation, position, duties and work location from time to time at its discretion.

You will be issued 425,000 stock options subject to a formal Board Resolution of the Company. The Board of Directors will determine the exercise price per share after you become an employee as representing the current fair market value of the Common Stock. Subject to continuing to be an employee, the options will vest over the four year period following your employment start date as follows: 25% vesting on the twelve (12) month anniversary of your start date and the remainder vesting monthly over the following thirty-six (36) months. The terms of your options will be subject to your grant agreement and the Company’s standard terms and conditions under its option plan.

You will be eligible for Company benefits which include medical, dental and vision insurance, as well as other Company benefits, for you and your eligible dependents. We also offer a 401(k) with a Company match as well as a Paid Time Off (PTO) program and paid Company holidays.

Please note that your employment with the Company is for no specified period, and constitutes “at will” employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to terminate its employment relationship with you at any time, with or without cause.

Your acceptance of this offer and commencement of employment with the Company are contingent upon successfully passing a background check prior to your start date. Please refer to the Disclosure and Authorization Form below, which authorizes the Company to perform this background check. Your continued employment with the Company is also contingent upon your acceptance and execution of all Company policies and agreements, which you will receive during onboarding. This offer will expire at 5:00pm on August 21, 2020.

Prior to your first day of employment, you will be provided with additional information about our company policies, benefit programs, and general employment conditions. To fulfill federal identification requirements, you should bring I-9 documentation on your first day to support your identity and eligibility to work in the United States.

We would be extremely pleased to have you join the Talis team! Should you accept our offer, and we sincerely hope you will, we would like your start date with Talis to be on or around August 31, 2020. If you have any questions, please do not hesitate to call me at 650-433-3036.

We look forward to working with you in the future, and hope you will find your employment at Talis a wonderfully rewarding and enjoyable experience.

Best Regards,

Marilee Moy

VP, Human Resources

Talis Biomedical Corporation

Offer Letter Acceptance

I have read and accept this offer of employment:

/s/ Robert Kelley	08/19/2020
Robert Kelley	Date